August 3, 2011

Mr. Mark Webb

Legal Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

RE:	PACCAR Financial Corp.
Form 10-K for the Year Ended December 31, 2010
Filed March 1, 2011
File Number: 001-11677

Dear Mr. Webb:

This letter is in response to the SEC Staff’s comments set forth in your letter dated July 20, 2011 regarding the PACCAR Financial Corp. (the Company) Form 10-K for the year ended December 31, 2010. For convenience, each of your letter’s comments has been reproduced in italics.

General

1.	We have been told that your former president, Mr. T. M. Henebry, has retired. We note that you have not filed a Current Report on Form 8-K to announce his retirement. We also note that PACCAR Inc filed a Current Report on Form 8-K on May 4, 2011 announcing the retirement of Thomas E. Plimpton, but that you have not filed a similar report. Please advise.

Response:

PACCAR Financial Corp. is a wholly-owned subsidiary of PACCAR Inc, which has its common stock registered under Section 12 of the Exchange Act. Pursuant to Instruction 1 of Item 5.02, the Form 8-K disclosure requirements regarding directors and executive officers do not apply to the Company.

Item 1 and 1A Business and Risk Factors

Customer Concentration, page 6

2.	Please amend your Form 10-K to identify the customer that accounted for over 10% of your revenue for 2010 and 2009.

Response:

The customer that accounts for 11.4% of revenues in 2010 and 11.8% of revenues in 2009 is Swift Transportation Corporation (Swift). At December 31, 2010, the Company had $148.3 million of equipment under operating lease contracts with Swift which represented 3.76% of Company total assets. If Swift were to cease leasing trucks from the Company, the existing contracts would remain with the Company, and revenues would gradually decrease over three years as the contracts mature. The Company believes the loss of Swift as a customer would not have a material adverse effect on the Company. The Company will amend Form 10-K on August 5, 2011 to identify Swift as the customer.

The Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Todd R. Hubbard
President, PACCAR Financial Corp.